SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT No. 4)

                 Under the Securities Exchange Act of 1934

                        AMERICA SERVICE GROUP, INC.
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                             (Name of Issuer)

                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)

                                 02364L109
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                              (CUSIP NUMBER)

                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                                 Suite 808
                             4514 Cole Avenue
                            Dallas, Texas 75205
                         Tel. No.: (214) 522-2100
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 3, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP No. 02364L109                  13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                          (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            /   /

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           525,575*
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      525,575*
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     525,575*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.7%

14   TYPE OF REPORTING PERSON

     PN

     *But see Item 5

CUSIP No. 02364L109                  13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ewing & Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                          (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               /   /

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0*
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14   TYPE OF REPORTING PERSON

     PN

* But see Item 5

CUSIP No. 02364L109                  13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Timothy G. Ewing

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                          (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               /   /

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0*
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14   TYPE OF REPORTING PERSON

     IN

     *But see Item 5

                      AMENDMENT No. 4 to SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock, par value $.01 per share ("Common Stock"), of America Service Group, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on November 24, 1993 (as amended, the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

     The 525,575 shares of Common Stock beneficially owned by Value Partners were purchased in transactions effected in the over-the-counter market, which shares represent 14.7% of the Common Stock outstanding as of May 6, 1999.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

     Value Partners has acquired the 525,575 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by it.

     Except as set forth above, none of Value Partners, Ewing & Partners, EAM, or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a) As of June 3, 1999, Value Partners beneficially owns 525,575 shares of Common Stock, which represents 14.7% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing
(i) 525,575 shares of Common Stock beneficially owned by Value Partners as of the date hereof, by (ii) 3,576,163 shares of Common Stock outstanding based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 1999.

     (b) Value Partners has the sole power to vote and dispose of the 525,575 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 525,575 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 525,575 shares of Common Stock owned by Value Partners.

     (c) The transactions in the Issuer's securities by Value Partners during the past 60 days are listed on Annex A attached hereto.

     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

     (e)  Not applicable.

                                  ANNEX A


                                                Average
 Transaction           Buy/      Quantity      Price per
     Date              Sell      (shares)      Share ($)
 -----------        ---------    ---------     ---------
   4/6/99           Purchase      14,000         $9.75
   5/17/99          Purchase      24,600        $12.56
   5/26/99          Purchase       5,800        $11.92
   6/3/99           Purchase      60,000        $12.00
                                 -------
                    Total        104,400
                                 =======

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    June 7, 1999



                                   VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner


                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------------
                                             Timothy G. Ewing
                                             as Managing Partner

                                   EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------------
                                   Timothy G. Ewing